Exhibit 99
Letter to Shareholders
Third Quarter 2015

Our third quarter, actions and results, played out largely on the script we had hoped for and, while a few weather events surfaced, the seasonal potential for more dramatic and impactful storms has so far been unrealized. Maybe the folks in South Carolina would have a case to take exception, but for our purposes here that seems a fair assessment. While a careful reader of our financials will know to apply all appropriate caveats, the results for the quarter, notably our growth, had us back in territory that has seemed more elusive at our current size than when we operated at smaller scale. I confess to a momentary fist pump. Much more importantly, most of the pieces of our business model are sustaining or building positive momentum - momentum I credit largely to actions taken in past time periods. Part of the role of a CEO is to be a little paranoid, and that part of me is definitely elevated to ensure we keep making the sound decisions that will lead to continued results consistent with our objectives.

The combined ratio for the quarter, just under 93, is very satisfactory, and comparable to our prior year-quarter and year-to-date. Our long-stated objective to grow as fast as possible, continuously constrained by meeting our profitability target, tees up the more notable commentary for the quarter.

On more than a few occasions in the last year or so, I have commented that the business generated through our Agent distribution (think half of our production and revenue) was not meeting what we consider to be our potential. Our May Investor Conference focused on a multi-point response agenda and last quarter I reported solid execution and early signs of a change in direction for new business inflow, along with a to-be-continued story line into the third quarter. While new business is a smaller part of the book, it is a leading indicator to understanding the complexities of the competitive market within the channel, now quite uniformly amplified by comparative rating aids for agents. Our new business applications during the quarter increased quite markedly and with equally pleasing geographic dispersion. We have observed very definite rate actions on personal auto from competitors across all means of distribution. While encouraging is the correct assessment, we fully appreciate we are not yet policy accretive to our efforts of past years and look forward to erasing the only unwelcome negative number on our summary operating results. Even though we are not yet running this part of our business in a unit space that we’ve not seen before, we are approaching it with significant mix changes, as noted, one currently being a higher composition of new business, thus we must be very careful to detect trends at levels far more precise than the aggregate or state level and adjust appropriately. The encouragement is tempered by a less robust response in retention measures for Agency. Improvement may be emerging based upon observations of our trailing 3-month measure, the one we introduced to better assess acceleration behavior. However, in my assessment, it has been stubbornly slow and in some contrast to our Direct retention results and the Agency new business curve. Logic would suggest we will see improvement, but we can only bank what we get. Net-net, a good quarter for our Agency Personal Lines results with much more possible.

Our Direct business continued on a trajectory that is hard to suggest is other than what you play for - growth of policies in force at around 8% and premium growth best characterized as in the low teens. Prior comments on mix, trends, and vigilance apply equally here with a velocity that’s even more dramatic. Our objective, as always, is the best matching of our prices to expected future loss costs. There are numerous sources of loss cost inflation, each with differing trends, rarely other than positive. We must continuously adjust our pricing to match our best assessment of these trends and doing so somewhat evenly will be appreciated by our customers, missing or being late and thus being forced to react with less precision and greater change, has uniformly undesirable consequences. While perfect estimation and timing is beyond our expectation, a close approximation is our strategy for continuing the momentum we enjoy. Our results suggest that the need for modest rate adjustments is, as expected, building.

Special lines insurance sold through both channels had a great summer with loss costs slightly lower than expectation, but again so far without a major storm to cause havoc with boats or even our recreational vehicle populations. It would be unreasonable to expect outsized growth given our share in the motorcycle and other markets within this product grouping, but we have seen growth around the 2% mark and can always look forward to any effects of a recovering economy to fuel additional discretionary “toy” purchases in future years.

“Our Commercial Lines business is enjoying the best of times, fully conscious that these exact results will not last forever”; a quote from my second quarter letter. I stand by the sentiment, but acknowledge the third quarter has extended the onset of forever, with our Commercial results coming in at a remarkable combination of premium growth of 20%, and profitability, with a combined ratio of 85. Market dynamics and competition are our gravity and we expect these results to become more consistent with our long-term targets over time. We’ll wait with some high expectation that when the counting is done across the industry we may be adding commercial auto to the list of products with a #1 market share designation.

For a second quarter, I get to include our Property results in the commentary and all-in-all a good quarter. The combined ratio, including our approximately 7 points of amortization of intangible assets, was 92 for the quarter on premiums written of nearly $224 million. More notable for the combined relationship was the progress in the quarter on our Platinum rollout. Platinum is a home and auto combined offering designed to be a “must have” for agents who have the appropriate customer set (think Robinsons and future Robinsons in our lingo), and embrace the proposition that together ASI and Progressive will be a meaningful and contemporary solution for them and their customers. We have worked hard to make this a responsive offering for all involved and have high expectations of those for whom it fits. We rolled out past our initial state of Texas discussed last quarter to seven other states during the quarter and feel a fair, but early, assessment is very satisfactory incremental growth of the type of business desired from the Platinum designated agents.

Are loss frequency and other loss cost trends rising? -Yes, definitely, more details in the 10Q. The results we see today are a result of our matching pricing some time ago to the current environment, and an ability to adjust pricing in smaller increments for some time. Our job now is to continue to match current pricing to future loss costs and, while not dramatic, those trends are far from inert. Matching in size and timing even in the face of solid current period results is our primary challenge. We take considerable time to consider our observations of trend and those from other sources, making mix adjustments, notably geography, to reconcile as best as we can to as many data points as we can. We also use early detection regarding mileage and types of driving behavior from our Snapshot® devices to help guide our estimates - with all best intentions there remains significant estimation and we set prices for goods with costs yet unknown - perhaps the paranoia comment is making a little more sense.

The third quarter provided few favors on the investment front. The equity market was both down for the quarter and highly volatile enroute. While we would prefer very different outcomes, our investment and capital strategy does not require us to rethink our positions or holding periods, so for now these are all interesting observations with unrealized implications.

Always fun to report sound operating results, and that’s certainly the case. The continuously present “BUT” is, yes but that was yesterday and we must be fully focused on leveraging our current momentum and strategic agenda into positioning for our future.

/s/ Glenn M. Renwick
Glenn M. Renwick
President and Chief Executive Officer